(As filed with the Securities and Exchange Commission on October 31, 2002)

                                                                File No. 70-9371

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     POS AMC

                         Post-Effective Amendment No. 3
                                       to

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Columbia Energy Group
                      Columbia Insurance Corporation, Ltd.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

            (Names of companies filing this statement and address of
                          principal executive offices)

             -----------------------------------------------------

                                 NISOURCE INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -----------------------------------------------------

                              Jeffrey W. Grossman,
                         Vice President and Controller
                                 NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                    (Name and address of agent for service)

             -----------------------------------------------------

        The Commission is requested to mail copies of all orders, notices and other communications to:

          Peter V. Fazio, Jr., Esq.         William T. Baker, Jr., Esq.
          Schiff Hardin & Waite             Thelen Reid & Priest LLP
          6600 Sears Tower                  40 West 57th Street
          Chicago, Illinois  60606-6473     New York, New York  10019

     Post-Effective Amendment No. 1, as filed in this proceeding on May 8, 2002, as amended and restated in its entirety by Post-Effective Amendment No. 2, as filed on August 2, 2002, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1 Background. Columbia Insurance Corporation, Ltd. ("CICL"), an insurance company organized under the laws of Bermuda, is a direct wholly owned captive reinsurance subsidiary of Columbia Energy Group ("Columbia"), a registered holding company and a wholly owned subsidiary of NiSource Inc. ("NiSource"), also a registered holding company. By order dated October 25, 1996 (Holding Co. Act Release No. 26596) in File No. 70-8905, Columbia was authorized to form and capitalize CICL to engage in the business of reinsuring certain commercial insurance bought by Columbia, its subsidiaries and affiliates from commercial insurance companies. Specifically, CICL was authorized to reinsure the predictable losses under automobile and general liability and "all-risk" property coverage, subject to certain limits. In return for assuming this risk through reinsurance, CICL receives a portion of the premium paid to the primary commercial insurer. CICL retains only that portion of the risk assumed from the primary insurer that is relatively predictable based on a subsidiary's claim frequency and severity. CICL reinsures the more volatile (i.e., less predictable) portion of the risk with other commercial insurers. CICL's status as an insurance company gives it direct access to the commercial reinsurance market.

          By order dated July 23, 1999 (Holding Co. Act Release No. 27051) in this proceeding, CICL was authorized to expand its reinsurance activities to cover other types of commercial insurance required by Columbia and its subsidiaries, including but not limited to directors and officers liability, employed lawyers legal liability, performance bonds, and various warranty programs offered to consumers, and to organize one or more direct or indirect subsidiaries to engage in the proposed reinsurance activities. Columbia was authorized to provide additional support to CICL and its subsidiaries in the form of equity, guarantees and other forms of credit support in an aggregate amount of up to $50 million at any time outstanding. Since NiSource completed its acquisition of Columbia in late 2000, CICL has also reinsured commercial insurance bought by NiSource's other subsidiaries.

          The October 25, 1996 and July 23, 1999 orders are hereinafter referred to collectively as the "Prior Orders."

          In accordance with the Prior Orders, risks are assumed by CICL under reinsurance agreements with primary insurers that are "admitted" (i.e., licensed) in the particular state or states in which a risk is located in order that NiSource's subsidiaries can provide evidence (i.e., proof of insurance), if necessary, of coverage from an admitted insurer. This practice is known as "fronting," and is an accepted practice for underwriting risks where the insured requires evidence of coverage from an admitted or rated insurer for business or statutory reasons.(1) However, the practice of "fronting" creates an additional

----------
(1) In many cases, an insured may be required by contract or under law to provide third parties (e.g., a lender who has financed a structure owned by the insured) with proof of coverage (i.e., a certificate of insurance) from an insurer that is rated by one of the financial rating agencies, such as A.M. Best Co. or Standard & Poor's. In other instances, a company may simply choose to insure a risk even when not obligated by contract or law to do so. In the latter case, a company would not need to provide proof of coverage from a rated insurer to any third party.

cost to insureds. In cases where proof of coverage from an admitted primary insurer is not needed, fronting costs are an unnecessary expense as the primary insurer is being compensated for performing a straight "pass-through" of premium with little or no value added.

          In recent years, the "fronting" fees charged by primary insurers have risen to as much as 20% of the premium. A "fronting" fee is typically comprised of the following components: 3-5% of the premium to cover premium taxes and front company regulatory expenses; 2-3% for "boards and bureaus" (i.e., an insurer's cost of using rates and coverage forms that have been approved by a state insurance department); 5-12% for front company profit and administration.(2) The front fee can therefore range from 10% - 20%, exclusive of any commissions to agents and brokers, loss control and claims supervision or reinsurance expense. In contrast, a captive insurer like CICL that writes on a direct basis may have lower or zero premium tax and regulatory expense, does not use filed rates and forms, and has administrative expenses usually in the range of 1-2% of premium.

          Moreover, a captive reinsurer, such as CICL, that is not admitted (or licensed) to do business in the state where the risk is located is required to post a letter of credit or set aside funds in a trust fund in an amount equal to the expected ultimate losses under the reinsurance contract. If CICL is required to post a $1 million bank letter of credit payable to the primary insurer in order to cover CICL's potential exposure under the reinsurance agreement, the cost of obtaining the letter of credit could range between $2,500 and $10,000. This is an expense ultimately borne by Columbia, as CICL's shareholder.

          In today's insurance market, it is also not always possible to find an admitted primary insurer to "front" for certain lines of business risk coverage. In 2001, the insurance industry began to react to ongoing reduction in investment income earned on reserves and surplus by increasing rates. The events of September 11, 2001 and several large corporate bankruptcies since then have also had upward pressure on insurance rates. Under these market conditions, commercial insurance companies have not only increased rates, but are also seeking to increase fee income and/or are changing the way in which they provide services to insureds. As a result of these recent developments, CICL's ability to negotiate cost effective "fronting" programs with its insurers has been greatly limited.

          The withdrawal of a number of primary insurance companies from the "fronting" market has exacerbated the problem. Two large insurers that were

----------
(2) Premium taxes, which are equal to a percentage of the premium paid, are assessed in all states where a risk is located. The "boards and bureaus" are the fees and other costs charged to commercial insurers for membership in rating bureaus, such as Insurance Service Office and National Council for Compensation Insurance. These costs get charged back to CICL as part of a "fronting" fee paid to the primary insurer.

previously providers of fronting services to captive reinsurers (Reliance National Insurance Co. and Legion Insurance Co.) have been placed into liquidation, not as a result of their fronting activities, but because of extraordinary claims on insurance policies that were under-priced. Thus, in addition to the sharp rise in "fronting" fees, there has also been a significant reduction in the number of primary insurers willing to provide "fronting" services at any cost.

          1.2 Proposed Expansion to CICL's Current Authorization. It is now proposed that, in situations where direct or indirect subsidiaries of NiSource do not require evidence of coverage from rated or admitted insurers, CICL have the ability to underwrite such risks on a direct basis. By underwriting on a direct basis, NiSource's subsidiary companies will pay a premium directly to CICL and receive a policy outlining coverage and terms directly from CICL. The various methods of underwriting direct business risk insurance and the associated benefits are described more fully below.

          First, when CICL agrees to underwrite the primary insurance coverage for any subsidiary of NiSource, it reinsures a percentage of the risk to a non-affiliated reinsurer when it makes underwriting and economic sense to do so. Specifically, as is currently the case under the Prior Orders, CICL would retain only the predictable portion of the risk (based on claims experience) in these transactions and reinsure the more volatile (i.e., less predictable) portion of risk with other commercial reinsurers. CICL will apply stringent credit standards ("AA" or better from Standard & Poor's) to all reinsurance counterparties. A reinsurer that does not meet these credit requirements will be required to post collateral in the form of a letter of credit equal to 100% of the reinsurance policy limit to ensure future payment of losses.

          Accordingly, there would be no additional loss exposure to CICL, since CICL would be acting only as a "front" company. Under the proposed structure, CICL would serve as a direct insurer and an administrative mechanism that permits subsidiary companies of NiSource to access reinsurance markets that are traditionally only available to insurance companies and brokers. By acting as a direct underwriter and assuming the administrative function, CICL can eliminate the "overhead" built in by traditional primary insurance companies - as much as 40% of the premium charged on primary risk insurance policies. CICL would also manage the processing of claims under this structure, retaining control and decreasing costs.

          Filed herewith as Exhibit H is a schematic diagram that illustrates the difference between CICL's current role as a captive reinsurer and its proposed role as a captive direct insurer, with examples of the associated costs to CICL of doing business.

          Second, CICL proposes to underwrite on a direct basis corporate deductible or self-insured reimbursement risk, such as workers' compensation coverage.(3) These transactions typically do not require an admitted insurer. In

----------
(3) Companies typically try to reduce insurance premiums by negotiating deductible limits. The company agrees to pay claims below the deductible limit on its policy, thereby retaining that level of the risk. In addition, most states allow employers with sufficient credit standing to self-insure workers compensation claims or other types of predictable claims in the ordinary course of business, usually subject to posting a surety bond or other security with the state. See Rule 45(b)(6)(ii)(C). Like deductible limits, self insurance is intended to reduce insurance premiums.

these transactions, the policy limits would be equal to the existing deductibles or self-insured retention limits of NiSource's subsidiary companies under traditional commercial insurance policies. CICL would retain the predictable portion of the risk in these transactions and look to the commercial reinsurance market for support if the terms and conditions are cost effective. It is contemplated that NiSource's subsidiary companies will transfer existing deductibles to CICL for a fixed premium. As explained below, these transactions will not alter the risk profile of NiSource and its subsidiary companies but will serve to increase the level of risk management control.

          Although CICL will replace certain insurance sold to NiSource's subsidiary companies by traditional insurance providers, it will not result in any increased risk of loss to such subsidiary companies. To the extent traditional insurance programs are reduced, CICL will obtain equal levels of loss protection and coverage in the reinsurance market.

          Third, CICL proposes to provide performance bonds and construction-related insurance under a so-called "wrap-up" insurance program for contractors working on projects for any subsidiary company of NiSource. CICL will underwrite business risk for such third parties only if the transaction is related to the business of, and will benefit, any subsidiary company or companies of NiSource and therefore facilitates the business goals of such company or companies. For example, a wrap-up insurance program could be used to provide economies of scale to the general contractor and all subcontractors in insurance pricing, coverage, and administrative fees. A wrap-up insurance program would avoid costly duplication by providing contractors (general and subcontractors) with access to a comprehensive insurance program as opposed to having each contractor obtain its own coverage and passing the cost thereof through to a NiSource subsidiary company. The savings generated through a wrap-up insurance program would be passed through to the relevant NiSource subsidiary company or companies in the form of lower construction costs. Such wrap-up insurance programs will also facilitate providing superior insurance coverage and improving administration. The amount of risk retained by CICL will be consistent with current NiSource subsidiary company deductible limits.

          No additional staff would be required to operate CICL in this manner. CICL's current managers will be retained to provide administrative services. NiSource employees will continue in their capacities as directors and officers of CICL. Any services provided by NiSource system companies to CICL would be provided in accordance with Section 13 of the Act and recovered in premiums charged by CICL to the system companies. CICL will allocate premiums and nominal operating costs to NiSource subsidiary companies in accordance with the allocation methods that are currently used.

          To the extent that CICL retains risk, it will increase its capitalization commensurate with any additional net underwritten premium in accordance with insurance regulations of CICL's domicile (Bermuda) and of any other relevant jurisdiction (e.g., Vermont, where CICL operates through a branch). As indicated above, any risk that is retained by CICL will be consistent with current retentions. Loss reserves will be established by qualified actuaries and in accordance with domicile regulations. In this regard, whether CICL underwrites on a direct basis or as a reinsurer, its exposure to risk is subject to per occurrence and annual aggregate limits. This ensures that capital will be available to CICL to pay losses up to its loss limit if actual losses exceed the amounts received as premiums. CICL will continue to purchase reinsurance or excess insurance from commercial insurers in order to protect NiSource system companies for losses above the per occurrence or aggregate loss limits.

          Except for the modifications proposed above, all other terms, conditions and limitations under the Prior Orders will continue to apply.

          1.3 Benefits of the Proposed Program. The proposed expansion in CICL's activities will benefit NiSource's subsidiary companies in several ways. First, CICL expects significant reduction in "fronting" costs. Savings could be realized of up to 40% of premium compared with traditional insurance and up to 20% of premium compared with certain "fronting" arrangements. Second, CICL would gain improved access to the global reinsurance market. This is because many reinsurers are generally accessible only by traditional insurers and fee-based brokers. The proposed expansion in CICL's authorization will enable CICL to directly access reinsurance markets without incurring intermediary overhead costs. Third, consistent with the conditions outlined in Item 1.2, CICL will underwrite insurance that protects NiSource's subsidiary companies from risks associated with their businesses and supports their business goals and objectives. Such insurance may include (but not be limited to) surety bonds, construction wrap-up programs, and warranties on products sold by NiSource's subsidiary companies. Coverage may be provided to affiliates or nonaffiliates but all such insurance will be for the direct or indirect benefit of NiSource's subsidiary companies.

          CICL's proposal to underwrite the corporate deductible or self-insured reimbursement risks, such as workers' compensation coverage, of its associate companies will also have the effect of reducing, or limiting, overall NiSource system exposure on claims under these types of retained risk. This is because, when coverage under a policy issued to an insured (for example, one of the NiSource utility subsidiaries) is subject to a deductible, or when company self-insures a risk, there is typically no segregation of funds inside the company as a reserve against future claims. In contrast, if CICL insures this deductible or self insurance retention, CICL, as a regulated insurer, will be required to make actuarial projections of future losses, charge premiums that are sufficient to fund expected losses that are insured by CICL, and maintain capital and establish loss reserves in amounts sufficient to pay losses that are higher than expected.(4)

          1.4 Reporting. CICL will continue to file reports pursuant to Rule 24 containing the information required under the Prior Orders, except that, in

----------
(4) In this regard, CICL, as a regulated insurer, is required to file annual certifications of adequacy of loss reserves with insurance regulators in Bermuda and Vermont. Also, CICL has consistently used an independent actuary to review its loss reserves and rates even when this was not required by regulators.

addition, such reports will list any increases or decreases to premiums paid by each associate company to CICL during the reporting period.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the of this Post-Effective Amendment are estimated at not more than $5,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1 General. The proposed transactions are subject to Sections 9(a), 10 and 12(b) of the Act and Rule 45 thereunder. As proposed to be modified, CICL's authorization in this proceeding would be substantially similar to the authorization recently granted to a captive insurance company subsidiary of AGL Resources Inc. See AGL Resources Inc., Holding Co. Act Release No. 27378 (Apr. 13, 2001). In that case, the Commission authorized the captive insurance subsidiary to underwrite a portion (approximately 30%) of the insurance purchased by its associate companies in the AGL Resources system over the self-insurance limit, which it would then cede to other reinsurers in the commercial reinsurance market. As in that case, CICL's proposed activities will not expose NiSource's subsidiary companies to any additional risk.

          See also Jersey Central Power & Light Co., Holding Co. Act Release No. 24348 (Mar. 18, 1987) authorizing a utility subsidiary to license to nonassociate companies computer programs developed by company personnel to detect service theft. CICL's provision of services to nonassociate companies (specifically, so-called controlled third parties dealing with NiSource subsidiary companies) is supported by the rationale articulated in Jersey Central because it involves a use of "excess capacity" in a manner that offers the opportunity for savings to NiSource subsidiary companies without a significant investment of additional capital.

          3.2 Compliance with Rule and 54. The proposed transactions are also subject to Rule 54. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are "exempt wholesale generators" ("EWGs") or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. The standards of Rules 53 and 54 are met.

          Rule 53(a)(1): NiSource's "aggregate investment" in EWGs is approximately $320.2 million, or 38.3% of NiSource's "consolidated retained earnings" for the four quarters ended June 30, 2002 (approximately $835.1 million). NiSource does not hold any investment in a FUCO.

          Rule 53(a)(2): NiSource will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. NiSource will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of NiSource's domestic utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): NiSource will submit a copy of each Application/Declaration that relates to investments in EWGs or FUCOs and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of NiSource' Form U5S, to each of the public service commissions having jurisdiction over the retail rates of NiSource's domestic utility subsidiaries.

          In addition, the applicants state that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

          No state and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE.
          ---------

          The applicants requests the Commission to publish a notice under Rule 23 with respect to the filing of this Post-Effective Amendment as soon as practicable, and to issue an order granting and approving the transactions proposed herein as soon after the notice period as its rules allow. The applicants further requests that there be no 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective; waives a recommended decision by a hearing officer or any other responsible officer of the Commission; and consents to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          ---------------------------------

          A.   EXHIBITS.
               --------

               A -  None.

               B -  None.

               C -  None.

               D -  None.

               E -  None.

               F -  Opinion of Counsel.

               G - Proposed Form of Federal Register Notice. (Previously filed).

               H - Illustration of Reinsurance/Direct Insurance Business of CICL. (Filed confidentially pursuant to Rule 104 - paper format filing).

          B.   FINANCIAL STATEMENTS.
               --------------------

               FS-1  Columbia Insurance Corporation,   Incorporated by reference
                     Ltd. Statement of Income for the  to Certificate pursuant
                     six months ended June 30, 2002.   to Rule 24 filed on July
                                                       31, 2002, in File No.
                                                       70-8905

               FS-2  Columbia Insurance Corporation,   Incorporated by reference
                     Ltd. Balance Sheet as of June     to Certificate pursuant
                     30, 2002.                         to Rule 24 filed on July
                                                       31, 2002, in File No.
                                                       70-8905


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          The matters that are the subject of this Post-Effective Amendment do not involve a "major federal action" nor do they "significantly affect the quality of the human environment," as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Post-Effective Amendment will not result in changes in the operations of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Post-Effective Amendment.

                                   SIGNATURES


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                            COLUMBIA ENERGY GROUP


                                            By: /s/ Jeffrey W. Grossman
                                                    -------------------
                                            Name:   Jeffrey W. Grossman
                                            Title:  Vice President


                                            COLUMBIA INSURANCE CORPORATION,
                                            LTD.


                                            By: /s/ Timothy R. Bucci
                                                    ----------------
                                            Name:   Timothy R. Bucci
                                            Title:  Vice President

Date: October 31, 2002